     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 10, 2003

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                           VALERO ENERGY CORPORATION
          (Exact name of each registrant as specified in its charter)

                          DELAWARE                                                    74-1828067
              (State or other jurisdiction of                                      (I.R.S. Employer
               incorporation or organization)                                    Identification Nos.)

                                                                                JAY D. BROWNING, ESQ.
                                                                             VICE PRESIDENT AND SECRETARY
                      ONE VALERO PLACE                                             ONE VALERO PLACE
                  SAN ANTONIO, TEXAS 78212                                     SAN ANTONIO, TEXAS 78212
                       (210) 370-2000                                               (210) 370-2000
    (Address, including zip code, and telephone number,          (Address, including zip code, and telephone number,
                         including                                                    including
area code, of each registrant's principal executive office)  area code, of each registrant's principal executive office)

                                                   COPY TO:
                                            R. JOEL SWANSON, ESQ.
                                              BAKER BOTTS L.L.P.
                                               ONE SHELL PLAZA
                                                910 LOUISIANA
                                          HOUSTON, TEXAS 77002-4995
                                               (713) 229-1234
                                            ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                 AMOUNT TO BE        OFFERING PRICE         AGGREGATE            AMOUNT OF
         SECURITIES TO BE REGISTERED               REGISTERED          PER SHARE(1)      OFFERING PRICE(1)     REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Preferred Stock..............................  10,000,000 shares          $25.00          $250,000,000.00          $20,225
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 per share.................       (2) (4)                (3)                  (3)                  (3)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee.

(2) There are being registered hereunder an indeterminate number of shares of common stock issuable upon conversion of the convertible preferred stock. Each share of convertible preferred stock, prior to the mandatory conversion date, is convertible into .4955 shares of common stock, subject to adjustments under certain circumstances. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization, or similar event or adjustment in the number of shares issuable as provided in certificate of designations of the convertible preferred stock.

(3) The shares of common stock issuable upon conversion of the convertible preferred stock will be issued for no additional consideration, and therefore no registration fee is required pursuant to Rule 457(i).

(4) Each share of common stock includes one preferred share purchase right. No separate consideration is payable for the preferred share purchase rights. The registration fee for these securities is included in the fee for the common stock.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JULY 10, 2003

PRELIMINARY PROSPECTUS

                               10,000,000 SHARES

                                       OF

                           VALERO ENERGY CORPORATION

                    2% MANDATORY CONVERTIBLE PREFERRED STOCK
                     (LIQUIDATION PREFERENCE $25 PER SHARE)
                             ---------------------
     This prospectus relates to the offering for resale of Valero Energy Corporation's 2% Mandatory Convertible Preferred Stock (liquidation preference $25 per share) and the shares of our common stock issuable upon conversion of the convertible preferred stock. In this prospectus, the terms "Valero", "we", or "us" will each refer to Valero Energy Corporation and its subsidiaries and "Orion" refers to Orion Refining Corporation. The convertible preferred stock was issued to Orion, a debtor in possession, in connection with Valero's purchase of Orion's refinery located in Louisiana. This prospectus will be used by selling securityholders, which could include, among others, Orion or its stockholders or creditors who receive the convertible preferred stock in Orion's bankruptcy proceedings, to resell their shares of our convertible preferred stock and shares of our common stock issuable upon conversion of their convertible preferred stock. We will not receive any proceeds from sales by the selling securityholders.

     Valero will pay annual dividends on each share of convertible preferred stock in the amount of $0.50 when, as and if declared by our board of directors. Dividends will be paid quarterly, provided that dividends will not accrue or be payable with respect to a particular calendar quarter if we do not declare a dividend on our common stock during that calendar quarter.

     On July 1, 2006, each share of convertible preferred stock will automatically convert, subject to adjustments described in this prospectus, into between .4955 and .6690 of a share of our common stock, depending on the then current market price of our common stock. At any time prior to July 1, 2006, holders may elect to convert each of their shares of convertible preferred stock, subject to adjustment described in this prospectus, into .4955 of a share of common stock of Valero.

     Prior to this offering, there has been no public market for the convertible preferred stock. We have not applied to list the convertible preferred stock on any national securities exchange or established trading market. The common stock currently trades on the New York Stock Exchange under the symbol "VLO." The closing price of the common stock on the New York Stock Exchange was $37.70 per share on July 9, 2003.
                             ---------------------

     INVESTING IN OUR PREFERRED OR COMMON STOCK INVOLVES RISKS. PLEASE READ CAREFULLY THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 4.
                             ---------------------
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                July [  ], 2003

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    i
About Valero Energy Corporation.............................    1
The Offering................................................    1
Risk Factors................................................    4
Ratio of Earnings to Combined Fixed Charges and Preferred
  Dividends.................................................    8
Use of Proceeds.............................................    9
Description of the Convertible Preferred Stock..............    9
Description of Valero Capital Stock.........................   14
Federal Income Tax Considerations...........................   17
Selling Securityholders.....................................   20
Plan of Distribution........................................   20
Legal Matters...............................................   22
Experts.....................................................   22
Matters Relating to Arthur Andersen LLP.....................   23
Where You Can Find More Information.........................   23
Information We Incorporate By Reference.....................   23

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process or continuous offering process. Under this shelf registration process, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling securityholders. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under "Where You Can Find More Information."

                        ABOUT VALERO ENERGY CORPORATION

     We are a Fortune 500 company based in San Antonio with approximately 20,000 employees and annual revenues of nearly $27 billion. We are one of the top three U.S. refining companies in terms of refining capacity. Prior to our acquisition of Orion's Louisiana refinery located near New Orleans, we owned and operated twelve refineries in the United States and Canada with a combined throughput capacity of approximately 1.9 million barrels per day and total crude oil capacity of approximately 1.5 million barrels per day. The Orion refinery has a throughput capacity of approximately 185,000 barrels per day and a crude oil capacity of approximately 155,000 barrels per day. Valero's refining network extends from eastern Canada to the U.S. Gulf Coast and West Coast. We produce premium, environmentally clean products such as reformulated gasoline, gasoline meeting the specifications of the California Air Resources Board, or CARB gasoline, CARB diesel fuel, low sulfur diesel fuel and oxygenates. We also produce a substantial slate of conventional gasoline, distillates, jet fuel, asphalt and petrochemicals.

     We are also a leading marketer of refined products. We market branded and unbranded refined products on a wholesale basis in 40 U.S. states and Canada through an extensive bulk and rack marketing network. We also market refined products and convenience store merchandise through a network of approximately 4,100 retail outlets in the United States and Canada, under various brand names including Diamond Shamrock(R), Shamrock(R), Ultramar(R), Valero(R), Beacon(R), Total(R) and Exxon(R).

     We have access to a logistics system that complements our refining and marketing assets in the U.S. Gulf Coast, Mid-Continent and West Coast regions. We own approximately 48 percent (including the general partner interest) of Valero L.P., a master limited partnership that owns and operates crude oil pipelines, crude oil and intermediate feedstock storage facilities, and refined product pipelines and terminals primarily in Texas, California, Oklahoma, New Mexico and Colorado. Units of Valero L.P. are listed on the New York Stock Exchange under the symbol "VLI".

     We were incorporated in Delaware in 1981 as Valero Refining and Marketing Company, a wholly owned subsidiary of our predecessor company. On July 31, 1997, our stock was distributed, or spun off, by our predecessor company to its stockholders, and we changed our name to Valero Energy Corporation. Our common stock is listed for trading on the New York Stock Exchange under the symbol "VLO."

     We have our principal executive offices at One Valero Place, San Antonio, Texas, 78212, and our telephone number is (210) 370-2000.

                                  THE OFFERING

     On May 14, 2003, we entered into an agreement to acquire Orion's refinery located in St. Charles Parish, Louisiana for $400 million plus approximately $145 million for inventory and up to $175 million of potential earn-out payments as further described below. The $400 million was payable in the form of cash and $250 million stated value of convertible preferred stock, subject to closing adjustments. The potential earn-out payments arise if agreed upon refining margins reach a specified level during any of the seven years following the closing and are subject to an annual maximum of $50 million and an aggregate limit of $175 million.

     On July 1, 2003, we completed the purchase of the Orion refinery and issued the convertible preferred stock to Orion. We entered into a registration rights agreement with Orion in which we agreed, for the benefit of Orion and its stockholders and creditors who may receive the convertible preferred stock in Orion's bankruptcy proceedings and certain other transferees of Orion or its stockholders or creditors, to file a shelf registration statement with the SEC with respect to resales of the convertible preferred stock and common stock issued upon the conversion thereof. We also agreed to keep the shelf registration statement continuously effective, subject to certain suspension periods when we are excused from keeping it effective, until the convertible preferred stock and common stock issued upon the conversion thereof have been sold pursuant to the shelf registration statement or are eligible to be sold under Rule 144(k) of the Securities Act.

Securities Offered............   10,000,000 shares of 2% mandatory convertible
                                 preferred stock.

Dividends.....................   Annual dividends of $0.50 per share payable
                                 quarterly in cash on each March 31, June 30, September 30 and December 31, commencing
                                 September 30, 2003, when, as and if declared by the board of directors. Dividends will be paid in arrears on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the convertible preferred stock will be non-cumulative and will not accrue or be payable with respect to a particular calendar quarter if we do not declare a dividend on our common stock during that calendar quarter, subject to certain exceptions set forth in the certificate of designation of the convertible preferred stock.

Liquidation Preference........   $25 per share, plus accrued and unpaid
                                 dividends.

Ranking.......................   The convertible preferred stock will rank with
                                 respect to dividend rights and rights upon our liquidation, winding-up or dissolution:

                                 - senior to all of our common stock and to all
                                   of our other capital stock issued in the future that ranks junior to the convertible preferred stock;

                                 - on a parity with any of our capital stock
                                   issued in the future the terms of which
                                   expressly provide that it will rank on a parity with the convertible preferred stock; and

                                 - junior to all of our capital stock the terms
                                   of which expressly provide that such stock will rank senior to the convertible preferred stock.

Redemption....................   Shares of convertible preferred stock are not
                                 redeemable by us.

Optional Conversion Rights....   Each share of convertible preferred stock may
                                 be converted at any time, at the option of the holder, into .4955 of a share of our common stock, referred to as the "optional conversion ratio," plus cash in lieu of fractional shares.
                                 The optional conversion ratio is subject to adjustment upon the occurrence of certain events.

Mandatory Conversion..........   On July 1, 2006, referred to as the "mandatory
                                 conversion date," each share of convertible preferred stock will be automatically converted into a fraction of a share of our common stock, based on the applicable market value of our common stock as of the mandatory conversion date, as follows:

                                                                                 MANDATORY CONVERSION RATIO
                                                                                 --------------------------
                                                                                   SHARES OF COMMON STOCK
                                                                                       FOR EACH SHARE
                                             APPLICABLE MARKET VALUE                 OF PREFERRED STOCK
                                             -----------------------             --------------------------
                                             Less than or equal to $37.37......           .6690
                                             Greater than $37.37 but less than
                                               or equal to $50.45..............   $       25.00
                                                                                 ------------------------
                                                                                 applicable market value
                                                                                     of common stock
                                             Greater than $50.45...............           .4955

                                 The "applicable market value" of the common stock as of the mandatory conversion date is the average of the closing prices per share of our common stock for the 20 consecutive trading days ending on the second day prior to the mandatory conversion date.

                                 The mandatory conversion ratio is subject to adjustment upon the occurrence of certain events.

Early Conversion Upon Change
of Control                       Upon a change of control that is not a Common
                                 Stock Transaction (as defined below) and that occurs at least five business days prior to the mandatory conversion date, each holder of convertible preferred stock will have a one-time option for a period of 30 days to convert all or any portion of its shares of convertible preferred stock into shares of common stock or other securities or property at the then mandatory conversion ratio that would have been in effect if the mandatory conversion date was the date of such conversion.

                                 A "Common Stock Transaction" means any
                                 transaction in which more than 50% of the value of the consideration received by holders of our common stock consists of common stock that for each of the ten consecutive trading days prior to the effective date of the transaction has been admitted for listing or admitted for listing subject to notice of issuance on a national securities exchange or quoted on the Nasdaq National Market.

Voting Rights.................   The holders of the convertible preferred stock
                                 will generally be entitled to vote with the common stock and not as a separate class and have a number of votes equal to the mandatory conversion ratio that would be in effect if the mandatory conversion date was the record date of such vote. The affirmative vote of holders of 66 2/3% of the convertible preferred stock is necessary to make any change to the certificate of incorporation or the bylaws that would adversely affect any power, preference or special right of the convertible preferred stock.

Tax Consequences..............   The U.S. Federal income tax consequences of
                                 purchasing, owning and disposing of the
                                 convertible preferred stock and any of our common stock received upon its conversion are described in "Federal Income Tax
                                 Considerations." Prospective investors are urged to consult their own tax advisors regarding the tax consequences of purchasing, owning and disposing of the convertible preferred stock and any of our common stock received upon its conversion in light of their personal investment circumstances.

Common Stock..................   Our common stock is listed for trading on the
                                 NYSE under the symbol "VLO."

                                  RISK FACTORS

     In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, the following factors relating to our company, our convertible preferred stock and our common stock should be considered carefully before making an investment decision. Because a share of convertible preferred stock is convertible into our common stock, you are making an investment decision with respect to our common stock, as well as our convertible preferred stock. We cannot assure you of a profit or protect you against a loss on the shares of our convertible preferred stock that you purchase.

RISKS RELATED TO VALERO

  OUR FINANCIAL RESULTS ARE AFFECTED BY VOLATILE REFINING MARGINS.

     Our financial results are primarily affected by the relationship, or margin, between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire our feedstocks and the price at which we can ultimately sell refined products depend upon numerous factors beyond our control. Historically, refining margins have been volatile, and they are likely to continue to be volatile in the future. Earnings on a fully diluted basis for 2001 and 2002 were $8.83 per share and $.83 per share, respectively.

  OUR LEVERAGE MAY LIMIT OUR FINANCIAL FLEXIBILITY.

     As of March 31, 2003, we had total debt of approximately $4.2 billion (including capital lease obligations), trust preferred securities in an aggregate liquidation amount of $372.5 million, stockholders' equity of approximately $4.8 billion, and cash and temporary cash investments of $741 million. Under our revolving bank credit facilities, at March 31, 2003, our debt to capitalization ratio (net of cash) was approximately 41% as more fully described in our quarterly report on Form 10-Q for the quarter ended March 31, 2003 incorporated by reference herein. For purposes of this computation, 50% of our $200 million of 8.32% Trust Originated Preferred Securities and 20% of our $172.5 million of aggregate liquidation amount of trust preferred securities issued as part of our 7.75% Premium Equity Participating Security Units were included as debt and the remainder as equity. We may also incur additional indebtedness in the future, including in connection with acquisitions, although our ability to do so will be restricted by existing bank credit facilities. The level of our indebtedness will have several important effects on our future operations, including, among others:

     - a significant portion of our cash flow from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes

     - covenants contained in our existing debt arrangements require us to meet certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business, including possible acquisition opportunities

     - our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited

     - we may be at a competitive disadvantage to our competitors that are less leveraged

     - our vulnerability to adverse economic and industry conditions may increase.

     Our ability to meet our debt service obligations and to reduce our total indebtedness will be dependent upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. We cannot assure you that our business will continue to generate sufficient cash flow from operations to service our indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financings. Such refinancing might not be possible and additional financing might not be available on commercially acceptable terms or at all.

     Our bank credit facility imposes financial and other restrictions on us. Covenants contained in the credit facility and relating to certain of our other indebtedness limit, among other things, our ability and our subsidiaries' ability to incur funded indebtedness and require maintenance of a minimum coverage ratio and a maximum debt-to-capitalization ratio. Failure to comply with such covenants may result in a default with respect to the related debt under the credit facility or such other indebtedness and could lead to acceleration of such debt or any instruments evidencing indebtedness that contain cross-acceleration or cross-default provisions. In such a case, we might not be able to refinance or otherwise repay such indebtedness.

  COMPLIANCE WITH AND CHANGES IN ENVIRONMENTAL LAWS COULD ADVERSELY AFFECT OUR PERFORMANCE.

     We are subject to extensive federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention measures and characteristics and composition of gasoline and diesel fuels. If we violate or fail to comply with these laws and regulations, we could be fined or otherwise sanctioned. Because environmental laws and regulations are increasingly becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed, such as those relating to methyl tertiary butyl ether
(MTBE), CARB gasoline, the Tier II gasoline and distillate standards and the Maximum Available Control Technology rule (MACT II rule) under the Clean Air Act, the level of future expenditures required for environmental matters could increase in the future. In addition, any major upgrades in any of our refineries could require material additional expenditures to comply with environmental laws and regulations.

     In February 2000, the Environmental Protection Agency's "Tier II" gasoline standard was published in final form under the Clean Air Act. The standard requires the sulfur content in gasoline to be reduced from approximately 300 parts per million to 30 parts per million. The regulation will be phased in beginning in 2004. In addition, the EPA finalized its Tier II distillate standard to reduce the sulfur content of diesel fuel sold to highway consumers by 97%, from 500 parts per million to 15 parts per million, beginning June 1, 2006. We have determined that modifications will be required at most of our refineries as a result of the Tier II standards. Based on preliminary estimates, we believe that the new Tier II specifications, after giving effect to the acquisition of Orion, will require approximately $1.2 billion in capital expenditures for our refineries to comply. We expect all modifications to be complete in time for compliance with the effective dates of the gasoline and distillate standards.

  DISRUPTION OF OUR ABILITY TO OBTAIN CRUDE OIL COULD ADVERSELY AFFECT OUR OPERATIONS.

     About two-thirds of our total crude oil feedstock requirements are purchased through term crude oil feedstock contracts. The remainder of our crude oil feedstock requirements are purchased on the spot market. The term agreements include contracts to purchase feedstocks from various foreign national companies and various domestic integrated oil companies. In particular, a significant portion of our feedstock requirements are satisfied through suppliers located in the Middle East, and we are, therefore, subject to the political, geographic and economic risks attendant to doing business with suppliers located in that area. In the event one or more of our term contracts were terminated or political events disrupted our traditional crude oil supply, it is possible that we would be unable to find alternative sources of supply. If we are unable to obtain adequate crude oil volumes or are only able to obtain such volumes at unfavorable prices, our results of operations could be materially adversely affected, including reduced sales volumes of refined products or reduced margins as a result of higher crude oil costs.

  COMPETITORS WHO PRODUCE THEIR OWN SUPPLY OF FEEDSTOCKS, WHO HAVE MORE EXTENSIVE RETAIL OUTLETS OR WHO HAVE GREATER FINANCIAL RESOURCES MAY HAVE A COMPETITIVE ADVANTAGE.

     The refining and marketing industry is highly competitive with respect to both feedstock supply and refined product markets. We compete with numerous other companies for available supplies of crude oil and other feedstocks and for outlets for our refined products. We do not produce any of our crude oil feedstocks. Many of our competitors, however, obtain a significant portion of their feedstocks from company-owned production and some have more extensive retail outlets than we do. Competitors that have their own production or extensive retail outlets (and brand-name recognition) are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages.

     A number of our competitors also have materially greater financial and other resources than we possess. Such competitors have a greater ability to bear the economic risks inherent in all phases of the industry. In addition, we compete with other industries that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual consumers.

  A SIGNIFICANT INTERRUPTION IN ONE OR MORE OF OUR REFINERIES COULD ADVERSELY AFFECT OUR BUSINESS.

     With the acquisition of Orion, our refining activities will be conducted at thirteen major refineries in Texas, Louisiana, New Jersey, California, Oklahoma, Colorado and Quebec, Canada. The refineries are our principal operating assets. As a result, our operations could be subject to significant interruption if one or more of the refineries were to experience a major accident, be damaged by severe weather or other natural disaster, or otherwise be forced to shut down. If any refinery were to experience an interruption in operations, earnings therefrom could be materially adversely affected, including as a result of lost production and repair costs.

  WE MAY BE UNABLE TO COMPETE SUCCESSFULLY WITH OTHER COMPANIES IN THE RETAIL SECTOR.

     The retail sector has become increasingly competitive. We face strong competition from the fully integrated major oil companies that have increased their efforts to capture retail market share in recent years. We also compete with large grocery stores and other general merchandisers (the so-called "hypermarts") that often sell gasoline at aggressively competitive prices in order to attract customers to their sites. A number of our competitors also have materially greater financial and other resources than we possess. The actions of our competitors could lead to lower prices and reduced margins, which could have a material adverse effect on our financial position.

  OUR OPERATIONS EXPOSE US TO MANY OPERATING RISKS, NOT ALL OF WHICH ARE
  INSURED.

     Our refining and marketing operations are subject to various hazards common to the industry, including explosions, fires, toxic emissions, maritime hazards and uncontrollable flows of oil and gas. They are also subject to the additional hazards of loss from severe weather conditions. As protection against operating hazards, we maintain insurance coverage against some, but not all, such potential losses. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased substantially, and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist acts. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

  WE MAY NOT BE SUCCESSFUL IN CONTINUING TO GROW THROUGH ACQUISITIONS, AND ANY FURTHER ACQUISITIONS MAY REQUIRE US TO OBTAIN ADDITIONAL FINANCING OR COULD RESULT IN DILUTION.

     A substantial portion of our growth over the last several years has been attributed to acquisitions. The ability to continue to grow through acquisitions will be dependent on a number of factors, including our ability to

     - identify acceptable acquisition candidates

     - consummate acquisitions on favorable terms

     - obtain financing to support our growth

     - successfully integrate acquired businesses.

     We may not be successful in continuing to grow through acquisitions. In addition, the financing of future acquisitions may require us to incur additional indebtedness, which could limit our financial flexibility, or to issue additional equity, which could result in further dilution of the ownership interest of existing stockholders.

  PROVISIONS IN OUR CORPORATE DOCUMENTS AND DELAWARE LAW COULD DELAY OR PREVENT A CHANGE IN OUR CONTROL.

     The existence of some provisions in our corporate documents and Delaware law could delay or prevent a change in control of Valero, even if that change might be beneficial to our stockholders. In addition, we have adopted a stockholder rights plan that would cause extreme dilution to any person or group who attempts to acquire a significant interest in Valero without advance approval of our board of directors. Delaware law imposes additional restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

  A PATENT DISPUTE WITH UNOCAL COULD ADVERSELY AFFECT US.

     Union Oil Company of California has filed a patent infringement lawsuit against Valero in California federal court. The complaint seeks a 5.75 cent per gallon royalty on all reformulated gasoline infringing on Unocal patents that cover certain compositions of cleaner-burning gasoline. The complaint seeks treble damages for Valero's alleged willful infringement of Unocal's patents. In a previous lawsuit involving one of its patents, Unocal prevailed against five other major refiners. In August 2001, the Federal Trade Commission, or the FTC, announced that it would begin an antitrust investigation concerning Unocal's conduct with a joint industry research group during the time that Unocal was prosecuting its patents at the U.S. Patent and Trademark Office, or the PTO. On March 4, 2003, the FTC announced that it was filing a complaint against Unocal for antitrust violations. The FTC's complaint seeks an injunction against any future patent enforcement activity by Unocal. This matter is set for trial beginning in November 2003. The PTO has reexamined Unocal's patents, and has issued a notice of rejection of all claims of the patents. Unocal has the opportunity to respond to the PTO's action. Due to the inherent uncertainty of litigation, there can be no assurance that Valero will prevail in the lawsuit, and an adverse result could have a material adverse effect on Valero's results of operations and financial position.

RISKS RELATED TO OWNERSHIP OF THE CONVERTIBLE PREFERRED STOCK

  THERE HAS NOT BEEN A PRIOR MARKET FOR THE SHARES OF THE CONVERTIBLE PREFERRED STOCK, AND AN ACTIVE TRADING MARKET FOR THE SHARES OF THE CONVERTIBLE PREFERRED STOCK MAY NOT DEVELOP.

     The shares of the convertible preferred stock are a new issue of securities with no established trading market. In addition, we have not applied for the listing of the convertible preferred stock on any securities exchange or established trading market. We cannot assure you that a market for the convertible preferred stock will develop or that holders of our convertible preferred stock will be able to sell their shares of the convertible preferred stock easily. An inactive or illiquid trading market could adversely affect the trading price of the shares of the convertible preferred stock. In addition, the market price of shares of the convertible preferred stock could vary significantly in response to our operating results and other factors, including the size of the public float of the shares of the convertible preferred stock.

  WE MAY NOT PAY CASH DIVIDENDS ON THE CONVERTIBLE PREFERRED STOCK UNDER CERTAIN CONDITIONS AND HOLDERS OF THE CONVERTIBLE PREFERRED STOCK CANNOT COMPEL US TO PAY THEM.

     If in any calendar year quarter, our board of directors does not declare a dividend on our common stock (unless we announce a change in our common stock dividend policy to suspend quarterly dividends and pay dividends on a semiannual or annual basis), then the dividends on the convertible preferred stock will be non-cumulative, will not accrue and will not be payable with respect to that calendar quarter.

  THE CONVERTIBLE PREFERRED STOCK IS SUBORDINATED TO ALL OF OUR EXISTING OR FUTURE DEBT OBLIGATIONS AND WILL NOT LIMIT OUR ABILITY TO INCUR FUTURE INDEBTEDNESS THAT WILL RANK SENIOR TO THE CONVERTIBLE PREFERRED STOCK.

     The rights of holders of the convertible preferred stock to the payments of dividends and amounts distributable upon our dissolution, liquidation or winding up are inferior to the rights of all of our creditors to have our obligations paid to them. The terms of the convertible preferred stock will not limit the amount of debt or other obligations that we may incur.

  OUR ABILITY TO ISSUE STOCK SENIOR TO THE CONVERTIBLE PREFERRED STOCK IN THE FUTURE COULD ADVERSELY AFFECT THE RIGHTS OF HOLDERS OF THE CONVERTIBLE PREFERRED STOCK.

     Under our certificate of incorporation, our board of directors is authorized, without further stockholder action, to issue up to 20,000,000 shares of preferred stock in one or more series on terms determined by our board of directors. Accordingly, we may authorize, increase the authorized amount of, or issue any shares of any series of preferred stock that would rank senior to the convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution. We would not need that vote or consent to authorize, increase the authorized amount of, or issue any such series of preferred stock. Our future issuance of preferred stock could, therefore, effectively diminish or supersede dividends on, and the liquidation preference of, the convertible preferred stock.

  SALES, OR THE AVAILABILITY FOR SALE, OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK COULD ADVERSELY AFFECT THE VALUE OF THE CONVERTIBLE PREFERRED STOCK AND IMPAIR OUR ABILITY TO RAISE EQUITY CAPITAL.

     Sales of substantial amounts of our common stock in the public market, and the availability of shares for future sale, including shares of our common stock issuable upon the conversion of shares of convertible preferred stock or debt or upon exercise of outstanding options or other rights to acquire shares of our common stock, could adversely affect the prevailing market price of our common stock. This would adversely affect the value of the convertible preferred stock and could impair our future ability to raise capital through an offering of our equity securities.

  THE TRADING PRICES FOR THE CONVERTIBLE PREFERRED STOCK WILL BE DIRECTLY AFFECTED BY THE TRADING PRICES FOR OUR COMMON STOCK.

     To the extent there is a secondary market for the convertible preferred stock, we believe that the trading prices of the convertible preferred stock will be directly affected by the trading prices of our common stock. We cannot predict how our common stock will trade, but it has been volatile. Trading prices of our common stock and the convertible preferred stock, if it trades at all, will be influenced by our consolidated operating results and financial condition and by economic, financial and other factors and market conditions that can affect the capital markets generally. If the trading price of our common stock declines or if we are unable to pay a dividend on our common stock, the trading price of the shares of the convertible preferred stock can be expected to decline and may decline to a price that is less than the initial price that you paid for the shares of convertible preferred stock.

                      RATIO OF EARNINGS TO COMBINED FIXED
                        CHARGES AND PREFERRED DIVIDENDS

     The following table sets forth the ratio of earnings to combined fixed charges and preferred dividends for the periods indicated:

                                         THREE MONTHS         YEAR ENDED DECEMBER 31,
                                             ENDED        --------------------------------
                                        MARCH 31, 2003    2002   2001   2000   1999   1998
                                        ---------------   ----   ----   ----   ----   ----
Ratio of earnings to combined fixed
  charges and preferred dividends.....        3.5x        1.3x   7.3x   5.6x   1.3x   N/A

     We have computed the ratio of earnings to combined fixed charges and preferred dividends by dividing earnings by fixed charges and preferred dividends. For this purpose, earnings consist of consolidated income from continuing operations before income taxes and fixed charges (excluding capitalized interest), with certain other adjustments. Fixed charges consist of total interest, whether expensed or capitalized, including amortization of debt expense and premiums or discounts related to outstanding indebtedness, one-third ( the proportion deemed representative of the interest factor) of rental expense and distributions on preferred securities of subsidiary trusts which are deducted in the determination of consolidated pre-tax income from continuing operations. For the year ended December 31, 1998, our earnings were insufficient to cover fixed charges by $77.7 million. This deficiency was due primarily to a $170.9 million pre-tax charge to earnings to write down the carrying amount of our refinery inventories to market value. Excluding the effect of the inventory write-down, the ratio of earnings to fixed charges would have been 2.7x.

     We had no preferred or preference securities outstanding with respect to continuing operations for any period presented, other than preferred securities of subsidiary trusts. As a result, the ratio of earnings to combined fixed charges and preferred dividends is the same as the ratio of earnings to fixed charges.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the preferred stock or the common stock contemplated by this prospectus. Please read "Selling Securityholders" for a list of the persons receiving proceeds from the sale of the convertible preferred stock or the underlying common stock.

                 DESCRIPTION OF THE CONVERTIBLE PREFERRED STOCK

     The following is a summary of certain provisions of the certificate of designation for the convertible preferred stock. A copy of the certificate of designation and the form of convertible preferred stock share certificate have been filed as exhibits to the registration statement of which this prospectus is a part and are available upon request from Valero at the address set forth under "Where You Can Find More Information." The following summary of the terms of the convertible preferred stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designation. As used in this section, the terms "Valero", "us", "we" or "our" refer to Valero Energy Corporation and not any of its subsidiaries.

  General

     Under our certificate of incorporation, our board of directors is authorized, without further stockholder action, to issue up to 20,000,000 shares of preferred stock, par value $.01 per share, in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefore. We have 8,500,000 shares of authorized preferred stock which are undesignated. Our board of directors has reserved for issuance pursuant to our Stockholder Rights Plan described below a total of 1,500,000 shares of Junior Participating Preferred Stock, Series I. We have not issued any shares of Junior Participating Preferred Stock. We have 10,000,000 shares of preferred stock which are designated as 2% Mandatory Convertible Preferred Stock, of which all are currently outstanding. Please read "Description of Valero Capital Stock."

     The convertible preferred stock and any common stock issued upon the conversion of the convertible preferred stock will be fully paid and nonassessable. The holders of the convertible preferred stock have no preemptive or preferential right to purchase or subscribe for stock, obligations, warrants or other securities of Valero of any class. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of the
convertible preferred stock is      .

     The convertible preferred stock is subject to mandatory conversion, as described below in "-- Mandatory Conversion," but is not redeemable by Valero.

  Ranking

     The convertible preferred stock, with respect to dividend rights or rights upon the liquidation, winding-up or dissolution of Valero, ranks:

     - senior to all classes of common stock and each other class of capital stock or series of preferred stock established after the original issue date of the convertible preferred stock (the "Issue Date"), the terms of which provide that such class or series ranks junior to the convertible preferred stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company (collectively referred to as "Junior Stock");

     - on a parity, in all respects, with any class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank on a parity with the convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as "Parity Stock"); and

     - junior to each class of capital stock or series of preferred stock established after the Issue Date by our board of directors, the terms of which expressly provide that such class or series will rank senior to the convertible preferred stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company ("Senior Stock").

The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding convertible preferred stock is necessary to change the provisions of our restated certificate of incorporation or the certificate of designation when such a change would adversely affect any power, preference or special right of the holders of the convertible preferred stock. See "-- Voting Rights" below.

  Dividends

     Holders of shares of the convertible preferred stock will be entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cash dividends at the rate per annum of $0.50 per share on the liquidation preference thereof of $25 per share of convertible preferred stock (equivalent to 2% per annum per share). Dividends on the convertible preferred stock will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, commencing September 30, 2003 (each, a "Dividend Payment Date") at such annual rate, and shall accrue from July 1, 2003. The first dividend on the convertible preferred stock paid on the last day of the calendar quarter during which the convertible preferred stock is issued will reflect an accrual of dividends from the date of issuance to the end of such quarter at the annual dividend rate. Dividends payable on the convertible preferred stock for any period less than a full dividend period (based upon the number of days elapsed during the period) are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear on our stock register on such record date, not exceeding 30 days preceding the payment date thereof, as shall be fixed by our board of directors (each, a "Record Date").

     If in any calendar year quarter, our board of directors does not declare a dividend on our common stock, then the dividends on the convertible preferred stock shall be non-cumulative, shall not accrue and shall not be payable with respect to that calendar quarter unless we announce a change in common stock dividend policy to suspend quarterly dividends and pay dividends on a semiannual or annual basis.

     Subject to certain exceptions, if we have neither declared and paid nor irrevocably set apart for payment when due all accrued but unpaid dividends on the convertible preferred stock then we may not (1) declare or pay any dividend on any Parity Stock or Junior Stock, (2) redeem, purchase, retire or otherwise acquire for consideration shares of any Junior Stock or any Parity Stock, or (3) permit any Valero subsidiary to acquire for consideration any shares of stock of Valero unless Valero could, pursuant to the foregoing, purchase or otherwise acquire such shares at such time and in such manner.

     Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including the convertible preferred stock, is limited by the terms of our outstanding indebtedness.

  Liquidation Preference

     In the event of any liquidation, winding-up or dissolution, each holder of convertible preferred stock will be entitled to receive and to be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of Junior Stock (including our common stock), a liquidation preference in the amount of $25 per share of the convertible preferred stock, plus accrued and unpaid dividends (whether or not declared) on the shares to the date fixed for liquidation, winding-up or dissolution. If, upon any liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the convertible preferred stock and all Parity Stock are not paid in full, the holders of the convertible preferred stock and the Parity Stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accumulated and unpaid dividends to which they are entitled.

     The certificate of designation does not contain any provision requiring funds to be set aside to protect the liquidation preference of the convertible preferred stock even though it is substantially in excess of the par value thereof.

  Voting Rights

     Each holder of shares of the convertible preferred stock will be entitled to vote with holders of our common stock on all matters voted upon by the holders of our common stock. The number of votes such holder of convertible preferred stock will be entitled to in such a vote per share of convertible preferred stock will be equal to the mandatory conversion ratio that would be in effect if the mandatory conversion date had occurred on the record date for determining holders of common stock entitled to vote on such matter. On any other matter described below, the holders of the convertible preferred stock will be entitled to one vote per share.

     While any shares of convertible preferred stock are outstanding, we may not, without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of convertible preferred stock, permit, effect or validate any amendment, alteration or repeal, by merger or otherwise, of any of the provisions of the restated certificate of incorporation or of the certificate of designation which would adversely affect any power, preference or special right of the convertible preferred stock provided that such an adverse effect shall not be deemed to have occurred solely as a result of the authorization, designation or issuance of any class of equity security.

  Mandatory Conversion

     On July 1, 2006, each outstanding share of convertible preferred stock will be automatically converted into (a) a fraction of a share of our common stock equal to the mandatory conversion ratio, which will be determined as set forth below and subject to adjustment as described in "-- Conversion Price Adjustment" and (b) the right to receive an amount in cash equal to all accrued and unpaid dividends to and including the day immediately prior to the mandatory conversion date. Dividends for the quarter in which the mandatory conversion date occurs shall be considered accrued and unpaid unless we publicly announce an intention not to declare a dividend on our common stock for that quarter.

     The mandatory conversion ratio will be determined as follows, based on the applicable market value of our common stock as of the mandatory conversion date;

                                                               MANDATORY CONVERSION RATIO
                                                              -----------------------------
                                                               SHARES OF COMMON STOCK FOR
APPLICABLE MARKET VALUE                                       EACH SHARE OF PREFERRED STOCK
-----------------------                                       -----------------------------
(1) Less than or equal to $37.37............................            .6690
(2) Greater than $37.37 but less than or equal to $50.45....            $25.00
                                                              -----------------------------
                                                               applicable market value
                                                                   of common stock
(3) Greater than $50.45.....................................            .4955

     The applicable market value of our common stock as of the mandatory conversion date is the average of the closing prices per share of Valero common stock for the 20 consecutive trading days ending on the second day prior to the conversion date.

  Optional Conversion Rights

     Each share of convertible preferred stock is convertible at any time at the option of the holder thereof into .4955 share of common stock subject to adjustment as described below under "-- Conversion Price Adjustment," such ratio or adjusted ratio being referred to as the "optional conversion ratio."

     The holders of shares of convertible preferred stock at the close of business on a Record Date will be entitled to receive the dividend payment on those shares on the corresponding Dividend Payment Date notwithstanding the conversion of such shares following that Record Date or our default in payment of the dividend due on that Dividend Payment Date. Except as provided above, in connection with an optional conversion, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of our common stock issued upon conversion.

  Early Conversion Right Upon Change of Control

     Except as provided below, upon a Change of Control (as defined below) that is not a Common Stock Transaction (as defined below), holders of convertible preferred stock will have an option for a period of 30 days after the mailing of a notice of the Change of Control to convert all or any portion of such holder's outstanding shares of convertible preferred stock into shares of our common stock (or other securities or property) at a conversion ratio equal to the mandatory conversion ratio that would have been in effect if the mandatory conversion date was the date of such conversion. A holder who exercises his right pursuant to this provision shall be entitled to receive on the date of conversion the aggregate amount of any accrued and unpaid dividends to and including the day immediately prior to the date such holder converted its shares on such shares of convertible preferred stock that are converted, whether or not earned or declared, out of funds legally available therefor.

     The certificate of designation defines "Change of Control" as any of the following events:

     - the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Valero and its subsidiaries taken as a whole to any "person" or group of related persons (a "Group") (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"));

     - the consummation of any transaction (including without limitation, any purchase, sale, acquisition, disposition, merger or consolidation) of which the result is that any "person" or Group becomes the "beneficial owner" (as such term is used in Section 13(d)(3) of the Exchange Act) of more than 50% of the aggregate voting power of all classes of capital stock of Valero having the right to elect directors under ordinary circumstances; or

     - any consolidation or merger of Valero with or into another corporation (other than a merger or consolidation in which our common stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of Valero or another entity except an entity created for such transaction in which each share of our common stock is converted into one share of common stock of such entity); or

     - the adoption of a plan the consummation of which would result in our liquidation or dissolution.

     The certificate of designation defines a "Common Stock Transaction" as any transaction in which more than 50% of the value of the consideration received by holders of our common stock consists of common stock that for each of the ten consecutive trading days prior to the effective date of the transaction has been admitted for listing or admitted for listing subject to notice of issuance on a national securities exchange or quoted on the Nasdaq National Market.

     The phrase "all or substantially all" of our assets is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of "all or substantially all" of our assets.

  Fractional Shares

     No fractional shares of our common stock or securities representing fractional shares of our common stock will be issued upon conversion, whether voluntary or mandatory. Any fractional interest in a share of our common stock resulting from conversion will be paid in cash based on the average sale price of our common stock for the 20 days ending on the second trading day prior to the date of determination as listed in the Wall Street Journal's NYSE-Composite Transaction listing (or such other national securities exchange or automated quotation system on which our common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined to be the market value of our common stock on such date as determined by a recognized independent investment banking firm retained for this service by Valero).

  Conversion Price Adjustment

     The conversion ratios are subject to adjustment (in accordance with formulas set forth in the certificate of designation) in certain events, including:

     - any payment of a dividend (or other distribution) payable in shares of our common stock on our common stock;

     - any issuance to all holders of shares of our common stock of rights, options or warrants entitling them to subscribe for or purchase shares of our common stock at less than the Market Value (as defined below); provided, however, that if such rights, options or warrants are not exercised before their expiration, then the conversion ratios will be adjusted to the amount it would have been had it not been adjusted based upon such issuance in the first place;

     - any subdivision, combination or reclassification of our common stock;

     - a distribution to all holders of our common stock consisting of evidences of indebtedness, cash or assets or rights to subscribe;

     - pursuant to our Rights Agreement, dated as of July 17, 1997 between the corporation and Computershare Investors Services L.L.C., as Rights Agent, a Distribution Date occurs (as defined in the Rights Agreement) with respect to the Preference Share Purchase Rights (as defined in the Rights Agreement);

     - the completion of a tender or exchange offer made by us or any of our subsidiaries for shares of our common stock that involves an aggregate consideration that, together with (a) any cash and other consideration payable in a tender or exchange offer by us or any of our subsidiaries for shares of our common stock expiring within the then preceding 12 months in respect of which no adjustment has been made and (b) the aggregate amount of any all-cash distributions to all holders of shares of our common stock within the then preceding 12 months in respect of which no adjustments have been made, exceeds 15% of our market capitalization on the expiration of such tender offer; or

     - the completion of a tender or exchange offer made by a person other than us or our subsidiaries that increases the offeror's ownership of our common stock by more than 25% of our common stock outstanding where the offeror is to pay consideration per share of common stock having a fair market value at the last time (the "Expiration Time") tenders or exchanges may be made pursuant to the tender or exchange offer that exceeds the Market Value of our common stock on the trading day next succeeding the Expiration Time, and in which, as of the Expiration Time, our board of directors is recommending acceptance of the offer.

     No adjustment of the conversion ratios will be required to be made until the cumulative adjustments (whether or not made) amount to 1.0% or more of the conversion ratios as last adjusted. We reserve the right to make such reductions in the conversion ratios in addition to those required in the foregoing provisions as we consider to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event we elect to make such a reduction in the conversion ratios, we will comply with the requirements of securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the conversion ratios.

     The term "Market Value" means the average closing price of the common stock for a 20 consecutive trading day period on the New York Stock Exchange ending on the second trading day prior to the date of determination (or such other national securities exchange or automated quotation system on which the common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined to be the market value of the common stock by a recognized independent investment banking firm retained for this service by the corporation).

     Following any consolidation or merger of us with or into another person or any merger of another person with or into us (with certain exceptions), or any sale or transfer to another entity of our assets as an entirety or substantially as an entirety or any statutory exchange of our securities with another entity (other than in connection with a merger or acquisition), each share of convertible preferred stock then outstanding will, without the consent of any holder of convertible preferred stock, be convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or other disposition or share exchange by a holder of the number of shares of our common stock into which such convertible preferred stock was convertible immediately prior thereto, after giving effect to any adjustment event.

  Sinking Fund

     The convertible preferred stock shall not be entitled to any mandatory redemption or prepayment (except on liquidation, dissolution or winding up of the affairs of Valero) or to the benefit of any sinking fund.

                      DESCRIPTION OF VALERO CAPITAL STOCK

     We have summarized selected aspects of our capital stock below. The summary is not complete. For a complete description, you should refer to our restated certificate of incorporation, restated by-laws and the Rights Agreement, all of which are exhibits to the registration statement of which this prospectus is a part.

AUTHORIZED CAPITAL STOCK

     Our authorized capital stock consists of:

     - 300,000,000 shares of common stock, par value $.01 per share

     - 20,000,000 shares of preferred stock, par value $.01 per share, issuable in series.

COMMON STOCK

     Each share of common stock is entitled to participate equally in dividends as and when declared by our board of directors. The payment of dividends on our common stock may be limited by obligations we may have to holders of any preferred stock.

     Common stockholders are entitled to one vote for each share held on all matters submitted to them. The common stock does not have cumulative voting rights, meaning that holders of a majority of the shares of common stock voting for the election of directors can elect all the directors if they choose to do so.

     If we liquidate or dissolve our business, the holders of common stock will share ratably in the distribution of assets available for distribution to stockholders after creditors are paid and preferred stockholders receive their distributions. The shares of common stock have no preemptive rights and are not convertible, redeemable or assessable or entitled to the benefits of any sinking fund.

     All issued and outstanding shares of common stock are fully paid and nonassessable. Any shares of common stock into which the convertible preferred stock may be converted will be fully paid and nonassessable.

     The common stock is listed on the New York Stock Exchange and trades under the symbol "VLO."

PREFERRED STOCK

     Our board of directors can, without action by stockholders, issue one or more series of preferred stock. The board can determine for each series the number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations. In some cases, the issuance of preferred stock could delay or discourage a change in control of us.

     Any shares of preferred stock we issue will be fully paid and nonassessable.

     Our board of directors has reserved for issuance pursuant to our Stockholder Rights Plan described below a total of 1,500,000 shares of Junior Participating Preferred Stock, Series I. We have not issued any shares of the Junior Participating Preferred Stock, Series I at the date of this prospectus.

ANTI-TAKEOVER PROVISIONS

     The provisions of Delaware law and our restated certificate of incorporation and our restated by-laws summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

  Staggered Board of Directors

     Our board of directors is divided into three classes that are elected for staggered three-year terms. The classification of the board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to effect a change in control of the board of directors. Holders of 60% of the shares of common stock entitled to vote in the election of directors may remove a director for cause, but stockholders may not remove any director without cause.

  Fair Price Provision

     Our restated certificate of incorporation contains a fair price provision. Mergers, consolidations and other business combinations involving us and an "interested stockholder" require the approval of holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder. Interested stockholders include any holder of 15% or more of our outstanding voting stock. The 66 2/3% voting requirement does not apply, however, if the "continuing directors," as defined in our restated certificate of incorporation, approve the business combination, or the business combination meets other specified conditions.

  Liability of Our Directors

     As permitted by the Delaware corporation statute, we have included in our restated certificate of incorporation a provision that limits our directors' liability for monetary damages for breach of their fiduciary duty of care to us and our stockholders. The provision does not affect the liability of a director:

     - for any breach of his/her duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for the declaration or payment of unlawful dividends or unlawful stock repurchases or redemptions; or

     - for any transaction from which the director derived an improper personal benefit.

     This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

  Stockholder Proposals and Director Nominations

     Our stockholders can submit stockholder proposals and nominate candidates for our board of directors if the stockholders follow advance notice procedures described in our restated by-laws.

     Generally, stockholders must submit a written notice between 60 and 90 days before the first anniversary of the date of our previous year's annual stockholders' meeting. To nominate directors, the notice must include the name and address of the stockholder, the class and number of shares owned by the stockholder, information about the nominee required by the SEC and a description of any arrangements or understandings with respect to the election of directors that exist between the stockholder and any other person. To make stockholder proposals, the notice must include a description of the proposal, the reasons for bringing the proposal before the meeting, the name and address of the stockholder, the class and number of shares owned by the stockholder and any material interest of the stockholder in the proposal.

     In each case, if we have changed the date of the annual meeting to more than 30 days before or 60 days after the anniversary date of our previous year's annual stockholders' meeting, stockholders must submit the notice between 60 and 90 days prior to such annual meeting or no later than 10 days after the day we make public the date of the annual meeting.

     Director nominations and stockholder proposals that are late or that do not include all required information may be rejected. This could prevent stockholders from bringing certain matters before an annual meeting, including making nominations for directors.

  Delaware Anti-takeover Statute

     We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents us from engaging in a business combination with an "interested stockholder" (generally, a person owning 15% or more of our outstanding voting stock) for three years following the time that person becomes a 15% stockholder unless one of the following is satisfied:

     - before that person became a 15% stockholder, our board of directors approved the transaction in which the stockholder became a 15% stockholder or approved the business combination;

     - upon completion of the transaction that resulted in the stockholder's becoming a 15% stockholder, the stockholder owns at least 85% of our voting stock outstanding at the time the transaction began (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

     - after the transaction in which that person became a 15% stockholder, the business combination is approved by our board of directors and authorized at a stockholders' meeting by at least two-thirds of the outstanding voting stock not owned by the 15% stockholder.

     Under Section 203, these restrictions also do not apply to certain business combinations proposed by a 15% stockholder following the disclosure of an extraordinary transaction with a person who was not a 15% stockholder during the previous three years or who became a 15% stockholder with the approval of a majority of our directors. This exception applies only if the extraordinary transaction is approved or not opposed by a majority of our directors who were directors before any person became a 15% stockholder in the previous three years, or the successors of these directors.

  Other Provisions

     Our restated certificate of incorporation also provides that:

     - stockholders may act only at an annual or special meeting and not by written consent;

     - an 80% vote of the outstanding voting stock is required for the stockholders to amend our restated by-laws; and,

     - an 80% vote of the outstanding voting stock is required to amend our restated certificate of incorporation with respect to certain matters, including those described in the first two bullet points above.

TRANSFER AGENT AND REGISTRAR

               , is our transfer agent and registrar.

STOCKHOLDER RIGHTS PLAN

     We have a stockholder rights plan under which one preferred share purchase right is attached to each outstanding share of our common stock. The rights become exercisable under specified circumstances, including any person or group (an "acquiring person") becoming the beneficial owner of 15% or more of our outstanding common stock, subject to specified exceptions. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Junior Participating Preferred Stock, Series I, at an exercise price of $100, subject to adjustment under specified circumstances. If events specified in the stockholder rights plan occur, each holder of rights other than the acquiring person can exercise their rights. When a holder exercises a right, the holder will be entitled to receive common stock valued at twice the exercise price of the right. In some cases, the holder will receive cash, property or other securities instead of common stock. We may redeem the rights for $0.01 per right at any time prior to the tenth day after a person or group becomes an acquiring person.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes the material U.S. Federal income tax consequences to U.S. holders (as defined below) of the purchase, ownership, and disposition of the convertible preferred stock and any common stock received upon its conversion. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. Federal income taxation that may be relevant to an investor's decision to purchase shares of preferred stock, nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, insurance companies, tax-exempt organizations, foreign persons, persons that hold the convertible preferred stock or common stock as part of a straddle or conversion transaction, or holders subject to the alternative minimum tax, which may be subject to special rules. In addition, this discussion is limited to persons who hold the convertible preferred stock or common stock as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. As used in this section, a "U.S. holder" is a beneficial owner of preferred stock or common stock that is for U.S. Federal income tax purposes:

     - an individual U.S. citizen or resident alien;

     - a corporation, or entity taxable as a corporation that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

     - an estate or trust whose world-wide income is subject to U.S. Federal income tax; or

     - a trust (1) that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

     If a partnership holds preferred stock or common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, CONVERSION, AND DISPOSITION OF THE CONVERTIBLE PREFERRED STOCK AND COMMON STOCK RECEIVED AS A RESULT OF A CONVERSION OF THE CONVERTIBLE PREFERRED STOCK.

  Consequences to Holders of Preferred Stock or Common Stock

     Distributions. Except as provided below, the amount of any distribution to you with respect to the convertible preferred stock or common stock will be treated as a dividend, taxable as ordinary income to you, to the extent of our current or accumulated earnings and profits ("earnings and profits") as determined under U.S. Federal income tax principles. To the extent the amount of such distribution exceeds our earnings and profits, the excess will be applied against and will reduce your tax basis (on a dollar-for-dollar basis) in the convertible preferred stock or common stock, as the case may be. Any amount in excess of your tax basis will be treated as capital gain.

     If you are an individual and receive a distribution that is treated as a dividend, recently enacted legislation generally will treat the dividend as net capital gain taxed at rates up to 15%. However, there are several exceptions and restrictions relating to the treatment of the dividend as net capital gain, such as restrictions relating to:

     - your holding period of stock the dividends on which are received;

     - your obligation, if any, to make related payments with respect to positions in substantially similar or related property; and

     - amounts you take into account as investment income under Section 163(d)(4)(B) of the Code.

The provisions in the Code that treat a dividend as net capital gain apply only to taxable years beginning after December 31, 2002 and on or before December 31, 2008. Individuals should consult their own tax advisors regarding the extent, if any, to which such exceptions and restrictions may apply to their particular factual situation.

     Dividends to Corporate Shareholders. In general, a distribution which is treated as a dividend for U.S. Federal income tax purposes and is made to a corporate shareholder with respect to the convertible preferred stock or common stock will qualify for the 70% dividends-received deduction under Section 243 of the Code. Corporate shareholders should note, however, there can be no assurance that the amount of distributions made with respect to the convertible preferred stock or the common stock will not exceed the amount of our earnings and profits in the future. Accordingly, there can be no assurance that the dividends-received deduction will be available in respect of distributions on the convertible preferred stock or common stock.

     In addition, there are many exceptions and restrictions relating to the availability of such dividends-received deduction such as restrictions relating to:

     - the holding period of stock the dividends on which are sought to be deducted;

     - debt-financed portfolio stock;

     - dividends treated as "extraordinary dividends" for purposes of Section 1059 of the Code; and

     - taxpayers that pay corporate alternative minimum tax.

     Corporate shareholders should consult their own tax advisors regarding the extent, if any, to which such exceptions and restrictions may apply to their particular factual situation.

     Sale or Other Disposition. Upon a sale or other disposition of the convertible preferred stock or common stock (other than an exchange of convertible preferred stock for common stock pursuant to the conversion privilege), you generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property you receive on the sale or other disposition and your adjusted tax basis in the convertible preferred stock or common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for the preferred stock or common stock, as applicable, is more than one year. Under recently enacted legislation, if you are an individual, such long-term capital gain will generally be taxed at rates up to 15%. Moreover, if you are an individual and previously received, with respect to such stock, one or more dividends that were treated as net capital gain, as described above under "Distributions," any capital loss on a subsequent disposition of the stock will, regardless of your holding period, be treated as long-term capital loss to the extent that the previous dividends were extraordinary dividends within the meaning of Section 1059(c) of the Code.

     Conversion of Convertible Preferred Stock in Exchange for Common
Stock. You generally will not recognize gain or loss by reason of receiving common stock in exchange for the convertible preferred stock upon conversion of the convertible preferred stock, except gain or loss will be recognized with respect to any cash received in lieu of fractional shares, and any cash received attributable to dividend arrearages will be treated as a distribution and taxed as described above under "Distributions." The adjusted tax basis of the common stock (including fractional share interests) so acquired will be equal to the tax basis of the shares of the convertible preferred stock exchanged and the holding period of the common stock received will include the holding period of the preferred stock exchanged.

     Adjustment of Conversion Price. Holders of the convertible preferred stock may, in certain circumstances, be deemed to have received constructive distributions of stock if the conversion rate for the convertible preferred stock is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the convertible preferred stock, however, generally will not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the anti-dilution provisions of the convertible preferred stock, including, without limitation, adjustments in respect of stock dividends or the distribution of rights to subscribe for common stock should qualify as being pursuant to a bona fide reasonable adjustment formula and should not result in a constructive distribution. In contrast, adjustments in respect of distributions of our indebtedness or assets to our stockholders, for example, will not qualify as being pursuant to a bona fide reasonable adjustment formula. In addition, an adjustment triggered by a change of control or mandatory conversion as described under "Description of the Convertible Preferred Stock" may not so qualify. If such adjustments are made, the holders generally will be deemed to have received constructive distributions in amounts based upon the value of such holders' increased interests in our equity resulting from such adjustments. The amount of the distribution will be treated as a distribution to a holder with the tax consequences specified above under "Distributions." Accordingly, you could be considered to have received distributions taxable as dividends to the extent of our earnings and profits even though you did not receive any cash or property as a result of such adjustments.

     Backup Withholding. Under the backup withholding provisions of the Code and applicable Treasury Regulations, you may be subject to backup withholding with respect to dividends paid on, or the proceeds of a sale, exchange or redemption of, the convertible preferred stock or common stock unless:

     - you are a corporation or come within certain other exempt categories and when required demonstrate this fact, or

     - you timely supply an accurate taxpayer identification number and otherwise comply with applicable United States information reporting and certification requirements.

     The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. Federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

     THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES THAT WOULD RESULT FROM YOUR PURCHASE, OWNERSHIP AND DISPOSITION OF THE CONVERTIBLE PREFERRED STOCK, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                            SELLING SECURITYHOLDERS

     On May 14, 2003, we entered into an agreement to acquire Orion's refinery located in St. Charles Parish, Louisiana for $400 million plus approximately $145 million for inventory and up to $175 million of potential earn-out payments as further described below. The $400 million was payable in the form of cash and $250 million stated value of the convertible preferred stock, subject to closing adjustments. The potential earn-out payments arise if agreed upon refining margins reach a specified level during any of the seven years following the closing and are subject to an annual maximum of $50 million and an aggregate of $175 million. On July 1, 2003, we completed the purchase of the Orion Refinery and issued the convertible preferred stock.

     In connection with the issuance of the convertible preferred stock, we entered into a registration rights agreement with Orion pursuant to which we agreed to file a shelf registration statement covering the resale from time to time of the convertible preferred stock and any of our common stock issued upon conversion of the convertible preferred stock by (a) Orion, (b) any trustee appointed in the bankruptcy of Orion, (c) any trust created as part of the bankruptcy of Orion, (d) any person to whom Orion or any such trustee or trust transfers any such securities, (e) any stockholder or creditor of Orion who receives any such securities in exchange for or satisfaction of all or any portion of such person's claims against or interests in Orion or any Orion bankruptcy trust or (f) any affiliate of any of the foregoing. The convertible preferred stock, and any shares of our common stock issued upon conversion of the convertible preferred stock, are being offered by the selling securityholders. As used in this prospectus, the term "selling securityholder" will include any of the foregoing persons to the extent they are named in this prospectus, any supplement to this prospectus or any amendment to the registration statement of which this prospectus is a part. As of the date of this prospectus, Orion owned 10,000,000 shares of convertible preferred stock and no shares of our common stock.

     We have agreed to keep the shelf registration statement continuously effective, subject to certain suspension periods when we are excused from keeping it effective, until the convertible preferred stock and common stock issued upon the conversion thereof have been sold pursuant to the shelf registration statement or are eligible to be sold under Rule 144(k) of the Securities Act.

                              PLAN OF DISTRIBUTION

     The convertible preferred stock and the common stock issuable upon conversion thereof are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions and direct expenses of the selling securityholders) in connection with the registration and sale of the preferred stock and the common stock covered by this prospectus.

     We will not receive any of the proceeds from the offering of the convertible preferred stock or the common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the convertible preferred stock and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the convertible preferred stock or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the convertible preferred stock and the common stock for whom they may act as agent. Offerings may be made at market, through a firm commitment underwriting or a best-efforts underwriting. The aggregate proceeds to the selling securityholders from the sale of the convertible preferred stock or common stock offering by them hereby will be the purchase price of such convertible preferred stock or common stock less discounts and commissions, if any.

     The convertible preferred stock and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the convertible preferred stock or our common stock or otherwise, a selling securityholder may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of the convertible preferred stock or our common stock in the course of hedging the positions they assume. A selling securityholder may also sell convertible preferred stock or our common stock short and deliver the convertible preferred stock or our common stock to close out short positions, or loan or pledge the convertible preferred stock or our common stock to broker-dealers or others that in turn may sell such securities. A selling securityholder may pledge or grant a security interest in some or all of the convertible preferred stock or our common stock issued upon conversion of the convertible preferred stock owned by it and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the convertible preferred stock or our common stock from time to time pursuant to this prospectus. A selling securityholder also may transfer and donate the convertible preferred stock or shares of our common stock issuable upon conversion of the convertible preferred stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholder for purposes of the prospectus. A selling securityholder may sell short our common stock and may deliver this prospectus in connection with such short sales and use the shares of our common stock covered by the prospectus to cover such short sales. In addition, any convertible preferred stock or shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption.

     At the time a particular offering of convertible preferred stock or shares of our common stock issuable upon conversion of the preferred stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of convertible preferred stock or number of shares of our common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

     Our outstanding common stock is listed for trading on the New York Stock Exchange.

     We have agreed to indemnify the selling securityholders, and each selling securityholder has agreed to indemnify us and each other selling securityholder against certain liabilities arising under the Securities Act.

     Selling securityholders and any underwriters, dealers, brokers or agents who participate in the distribution of the convertible preferred stock or our common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profits on the sale of the convertible preferred stock and our common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of the convertible preferred stock and our common stock by the selling securityholders and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the distribution rights of any person who decides to engage in a distribution of the convertible preferred stock and our common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the convertible preferred stock and our common stock and the ability of any person or entity to engage in market-making activities with respect to the convertible preferred stock and our common stock.

     We will use our commercially reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (a) the sale pursuant to the shelf registration statement of all the convertible preferred stock and the shares of common stock issuable upon conversion of the convertible preferred stock thereunder, (b) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions, and (c) the date all of the convertible preferred stock and common stock issuable upon conversion of the convertible preferred stock cease to be outstanding.

                                 LEGAL MATTERS

     Mr. Jay D. Browning, Esq., Vice President and Corporate Secretary of Valero, will issue opinions about the validity of the issuance of the convertible preferred stock and the common stock issuable upon conversion of the convertible preferred stock for us. Mr. Browning is our employee and at June 30, 2003, beneficially owned approximately 7,334 shares of our common stock (including shares held under employee benefit plans) and held options under our employee stock option plans to purchase an additional 30,212 shares of our common stock. None of such shares or options were granted in connection with the offering of the securities. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                                    EXPERTS

     Our audited consolidated financial statements incorporated by reference in this prospectus from our annual report on Form 10-K for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as indicated in their report with respect thereto, and are incorporated in this prospectus by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     Our consolidated financial statements at December 31, 2001, and for each of the two years in the period ended December 31, 2001, appearing in our Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. On March 12, 2002, upon the recommendation of the audit committee, our Board of Directors approved the dismissal of Arthur

Andersen LLP as our independent auditors and the selection of Ernst & Young LLP to audit our consolidated financial statements for the year ending December 31, 2002.

                    MATTERS RELATING TO ARTHUR ANDERSEN LLP

     Arthur Andersen LLP completed its audit of our consolidated financial statements for the year ended December 31, 2001 and issued its report with respect to such consolidated financial statements on March 5, 2002. On June 15, 2002, Arthur Andersen LLP was convicted of obstruction of justice for activities relating to its previous work for Enron Corp., and Arthur Andersen LLP announced that it would cease to audit publicly held companies in August 2002. Investors may not be able to effectively recover against Arthur Andersen LLP for any claims they may have under securities or other laws as a result of Arthur Andersen LLP's previous role as our independent public accountants and as author of the audit report for the audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad St., New York, New York 10005.

     This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC's public reference room or through its web site.

                    INFORMATION WE INCORPORATE BY REFERENCE

     We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and information that we file later with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all the securities:

     - our annual report on Form 10-K for the fiscal year ended December 31,
       2002

     - the description of our common stock contained in our registration statement on Form 8-A, as may be amended from time to time to update that description

     - the description of the rights associated with our common stock contained in our registration statement on Form 8-A, as may be amended from time to time to update that description

     - our current report on Form 10-Q filed on May 14, 2003

     - our current reports on Form 8-K filed on February 6, 2003, March 10, 2003, March 28, 2003, April 22, 2003 and June 4, 2003 (excluding any information furnished pursuant to Item 9 on any such current report on Form 8-K).

     You may request a copy of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

         Valero Energy Corporation
         One Valero Place
         San Antonio, TX 78212
         Attention: Investor Relations
         Telephone: (210) 370-2139

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of this offering (all of which are to be paid by the registrant) are estimated to be as follows:

Securities and Exchange Commission registration fee.........  $ 20,225
Legal fees and expenses.....................................    50,000
Accounting fees and expenses................................    50,000
Printing expenses...........................................    25,000
Miscellaneous...............................................    10,000
                                                              --------
  TOTAL.....................................................   155,225
                                                              ========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company's Restated Certificate of Incorporation contains a provision that eliminates the personal liability of a director to the Company and its stockholders for monetary damages for breach of fiduciary duty as a director to the extent currently allowed under the Delaware General Corporation Law. If a director were to breach such duty in performing his duties as a director, neither the Company nor its stockholders could recover monetary damages from the director, and the only course of action available to the Company's stockholders would be equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty. To the extent certain claims against directors are limited to equitable remedies, the provision in the Company's Restated Certificate of Incorporation may reduce the likelihood of derivative litigation and may discourage stockholders or management from initiating litigation against directors for breach of their fiduciary duty. Additionally, equitable remedies may not be effective in many situations. If a stockholder's only remedy is to enjoin the completion of the Board of Directors' action, this remedy would be ineffective if the stockholder does not become aware of a transaction or event until after it has been completed. In such a situation, it is possible that the stockholders and the Company would have no effective remedy against the directors. Under the Company's Restated Certificate of Incorporation, liability for monetary damages remains for (i) any breach of the duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of an improper dividend or improper repurchase or redemption of the Company's stock under Section 174 of the Delaware General Corporation Law, or (iv) any transaction from which the director derived an improper personal benefit.

     Under Article V of the Restated Certificate of Incorporation and Article VIII of the Company's Restated By-laws as currently in effect and an indemnification agreement with the Company's officers and directors (the "Indemnification Agreement"), each person who is or was a director or officer of the Company or a subsidiary of the Company, or who serves or served any other enterprise or organization at the request of the Company or a subsidiary of the Company, shall be indemnified by the Company to the full extent permitted by the Delaware General Corporation Law.

     Under such law, to the extent that such person is successful on the merits in defense of a suit or proceeding brought against him by reason of the fact that he is or was a director or officer of the Company, or serves or served any other enterprise or organization at the request of the Company, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred in connection with such action.

     Under such law, if unsuccessful in defense of a third-party civil suit or a criminal suit, or if such suit is settled, such a person shall be indemnified against both (a) expenses, including attorneys' fees, and (b) judgments, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

     If unsuccessful in defense of a suit brought by or in the right of the Company, or if such a suit is settled, such a person shall be indemnified under such law only against expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of such suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, except that if such person is adjudged to be liable in such a suit for negligence or misconduct in the performance of his duty to the Company, he cannot be made whole for expenses unless the court determines that he is fairly and reasonably entitled to indemnity for such expenses.

     The Indemnification Agreement provides directors and officers with specific contractual assurance that indemnification and advancement of expenses will be available to them regardless of any amendments to or revocation of the indemnification provisions of the Company's Restated By-laws. The Indemnification Agreement provides for indemnification of directors and officers against both stockholder derivative claims and third-party claims. Sections 145(a) and 145(b) of the Delaware General Corporation Law, which grant corporations the power to indemnify directors and officers, specifically authorize lesser indemnification in connection with derivative claims than in connection with third-party claims. The distinction is that Section 145(a), concerning third-party claims, authorizes expenses and judgments and amounts paid in settlement (as is provided in the Indemnification Agreement), while
Section 145(b), concerning derivative suits, generally authorizes only indemnification of expenses. However, Section 145(f) expressly provides that the indemnification and advancement of expenses provided by or granted pursuant to the subsections of Section 145 shall not be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any agreement. No Delaware case directly answers the question whether Delaware's public policy would support this aspect of the Indemnification Agreement under the authority of Section 145(f), or would cause its invalidation because it does not conform to the distinctions contained in Sections 145(a) and 145(b).

     Delaware corporations also are authorized to obtain insurance to protect officers and directors from certain liabilities, including liabilities against which the corporation cannot indemnify its directors and officers. The Company currently has in effect a directors' and officers' liability insurance policy.

ITEM 16.  EXHIBITS

     The following exhibits are filed herewith pursuant to the requirements of
Item 601 of Regulation S-K:

EXHIBIT
  NO.                                   DESCRIPTION
-------                                 -----------
  2.1           Purchase and Sale Agreement dated as of May 13, 2003 among
                Orion Refining Corporation, Valero Energy Corporation and
                Valero Refining -- New Orleans, L.L.C as amended by the
                First Amendment to the Purchase and Sale Agreement dated as of June 13, 2003 and by the Second Amendment to the Purchase
                and Sale Agreement dated as of July 1, 2003.
  3.1           Amended and Restated Certificate of Incorporation of Valero
                Energy Corporation, formerly known as Valero Refining and
                Marketing Company, (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1
                (Registration No. 333-27013))
  3.2           Amendment to Restated Certificate of Incorporation of Valero
                Energy Corporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on
                January 11, 2002 (SEC file no. 1-13175))
  3.3           Amended and Restated By-Laws of Valero Energy Corporation
                (incorporated by reference to Exhibit 3.3 to the Company's
                Annual Report on Form 10-K for the fiscal year ended
                December 31, 2001 (SEC file no. 1-13175))
  4.1           Rights Agreement, dated as of July 17, 1997, between Valero
                Refining and Marketing Company and Harris Trust and Savings
                Bank, as Rights Agent (incorporated by reference to Exhibit
                4.1 to the Company's Registration Statement on Form S-8
                (Registration No. 333-31709))
  4.2.1         Certificate of Designation of Preferred Stock

EXHIBIT
  NO.                                   DESCRIPTION
-------                                 -----------
  4.2.2         Form of Preferred Stock
  5.1           Opinion of Jay D. Browning, Esq.
 10.1           Registration Rights Agreement dated July 1, 2003 between
                Orion Refining Corporation and Valero Energy Corporation
 12.1           Computation of ratio of earnings to fixed charges
                (incorporated by reference to Exhibit 12.1 to the Company's
                Quarterly Report on Form 10-Q for the quarter ended March
                31, 2003 (SEC file no. 1-13175)).
 23.1           Consent of Ernst & Young LLP
 23.2           Consent of Jay D. Browning (included in the opinion filed as
                Exhibit 5.1)
 24.1           Powers of Attorney (included on signature page)

---------------

* The Company will file as an exhibit to a Current Report on Form 8-K (i) any underwriting agreement, including any remarketing agreement, relating to securities offered hereby, and (ii) any required opinion of counsel to the Company as to certain tax matters relative to securities offered hereby.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrants hereby undertake:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on July 7, 2003.

                                          VALERO ENERGY CORPORATION

                                          By:       /s/ W. E. GREEHEY
                                            ------------------------------------
                                                    William E. Greehey
                                                Chairman of the Board and
                                                 Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William E. Greehey and Jay D. Browning, or either of them, each with power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all subsequent pre- and post-effective amendments and supplements to this registration statement and any registration statement of the type contemplated by Rule 462(b) under the Securities Act of 1933, and to file the same, or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                    SIGNATURE                                        TITLE                       DATE
                    ---------                                        -----                       ----

                 /s/ W.E. GREEHEY                          Chairman of the Board and         July 7, 2003
 ------------------------------------------------           Chief Executive Officer
                William E. Greehey                       (Principal Executive Officer)


               /s/ JOHN D. GIBBONS                    Executive Vice President and Chief     July 7, 2003
 ------------------------------------------------        Financial Officer (Principal
                 John D. Gibbons                       Financial and Accounting Officer)


                  /s/ E.G. BIGGS                                   Director                  July 3, 2003
 ------------------------------------------------
                  E. Glenn Biggs


                /s/ W.E. BRADFORD                                  Director                  July 3, 2003
 ------------------------------------------------
                  W.E. Bradford


                /s/ R.K. CALGAARD                                  Director                  July 7, 2003
 ------------------------------------------------
                Ronald K. Calgaard


               /s/ JERRY D. CHOATE                                 Director                  July 7, 2003
 ------------------------------------------------
                 Jerry D. Choate

                    SIGNATURE                                        TITLE                       DATE
                    ---------                                        -----                       ----


               /s/ ROBERT G DETTMER                                Director                  July 7, 2003
 ------------------------------------------------
                Robert G. Dettmer


              /s/ RUBEN M. ESCOBEDO                                Director                  July 2, 2003
 ------------------------------------------------
                Ruben M. Escobedo


                  /s/ BOB MARBUT                                   Director                  July 3, 2003
 ------------------------------------------------
                    Bob Marbut


            /s/ SUSAN KAUFMAN PURCELL                              Director                  July 7, 2003
 ------------------------------------------------
              Susan Kaufman Purcell

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                   DESCRIPTION
-------                                 -----------
  2.1           Purchase and Sale Agreement dated as of May 13, 2003 among
                Orion Refining Corporation, Valero Energy Corporation and
                Valero Refining -- New Orleans, L.L.C. as amended by the
                First Amendment to the Purchase and Sale Agreement dated as of June 13, 2003 and by the Second Amendment to the Purchase
                and Sale Agreement dated as of July 1, 2003.
  3.1           Amended and Restated Certificate of Incorporation of Valero
                Energy Corporation, formerly known as Valero Refining and
                Marketing Company, (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1
                (Registration No. 333-27013))
  3.2           Amendment to Restated Certificate of Incorporation of Valero
                Energy Corporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on
                January 11, 2002 (SEC file no. 1-13175))
  3.3           Amended and Restated By-Laws of Valero Energy Corporation
                (incorporated by reference to Exhibit 3.3 to the Company's
                Annual Report on Form 10-K for the fiscal year ended
                December 31, 2001 (SEC file no. 1-13175))
  4.1           Rights Agreement, dated as of July 17, 1997, between Valero
                Refining and Marketing Company and Harris Trust and Savings
                Bank, as Rights Agent (incorporated by reference to Exhibit
                4.1 to the Company's Registration Statement on Form S-8
                (Registration No. 333-31709))
  4.2.1         Certificate of Designation of Preferred Stock
  4.2.2         Form of Preferred Stock
  5.1           Opinion of Jay D. Browning, Esq.
 10.1           Registration Rights Agreement dated July 1, 2003 between
                Orion Refining Corporation and Valero Energy Corporation
 12.1           Computation of ratio of earnings to fixed charges
                (incorporated by reference to Exhibit 12.1 to the Company's
                Quarterly Report on Form 10-Q for the quarter ended March
                31, 2003 (SEC file no. 1-13175)).
 23.1           Consent of Ernst & Young LLP
 23.2           Consent of Jay D. Browning (included in the opinion filed as
                Exhibit 5.1)
 24.1           Powers of Attorney (included on signature page)

---------------

* The Company will file as an exhibit to a Current Report on Form 8-K (i) any underwriting agreement, including any remarketing agreement, relating to securities offered hereby, and (ii) any required opinion of counsel to the Company as to certain tax matters relative to securities offered hereby.